SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 25 April 2014

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (The "Group")

Interim Management Statement

Trading in line with expectations - profitable and generating capital

25 April 2014

Trading

The Group is trading in line with its expectations for 2014. We have been profitable and generating capital since the start of the year.

The macroeconomic environment and outlook in Ireland and the UK, which are our key markets, are continuing to improve in 2014.

The Group's net interest margin (NIM) has developed as we anticipated in the first quarter and a NIM of approximately 205 bps was achieved in this period. Fees relating to the exceptional Eligible Liabilities Guarantee Scheme continue to reduce in line with expectations. We are achieving higher margins on new lending and are actively seeking new lending opportunities of the appropriate credit quality and at appropriate levels of return. We have the capital, liquidity and infrastructure available to support our growth objectives in our core businesses.

Fees and other income are broadly similar to the levels earned in the second half of 2013.

The Group remains focused on tight cost control. We continue to consolidate, standardise and simplify our operations whilst investing in our people, businesses and infrastructure.

Asset quality

Asset quality trends continue to improve in line with our expectations, reflecting the improving economic conditions and the Group's actions to appropriately and sustainably work with those customers who are in financial difficulty.

As anticipated, defaulted loan volumes are continuing to decline, with Group defaulted volumes at the end of March 2014 being below the levels at 31 December 2013. Total arrears in our Irish mortgage book have continued to fall in the first quarter of 2014, with reductions in both early and default arrears.

On 28 February 2014, NAMA announced that it would, for the first time, pay a coupon on its subordinated debt. As a consequence, the Group has increased the carrying value of its NAMA subordinated debt to c.70% of its nominal value, which reverses part of the impairment charges taken in previous years on this asset.

Balance sheet

The Group's loan volumes were c. €83.3 billion at the end of March 2014 compared to c.€84.5 billion at 31 December 2013, as repayments continued to exceed new lending. In Ireland, we continue to identify and convert new lending opportunities as the economy recovers and as the banking market consolidates.

Customer Deposits were c.€74 billion at the end of March 2014, giving rise to a loan to deposit ratio of 112%.

Wholesale funding was c.€25 billion at the end of March 2014, of which €7.6 billion was Monetary Authority Funding including €3.4 billion related to NAMA bonds. The Group has successfully accessed international capital markets including the issuance in January 2014 of a 5 year senior unsecured bond, followed by a 5 year asset covered security (ACS) in March 2014, backed by Irish mortgage collateral. The cost of these issuances has continued to fall compared to similar issuance in 2013.

The Group's Common Equity Tier 1 ratio (Basel III transitional basis) at the end of March 2014 was higher than the pro-forma level of 12.3% reported at 1 January 2014, primarily reflecting a reduction in risk weighted assets and the profits generated by the Group during the period.

Ends

For further information please contact:

Bank of Ireland

Andrew Keating                       Group Chief Financial Officer                             +353 (0)766 23 5141

Mark Spain                                Director of Group Investor Relations               +353 (0)766 23 4850

Pat Farrell                                   Head of Group Communications                       +353 (0)766 23 4770

Forward Looking Statement

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group's (the 'Group') plans and its current goals and expectations relating to its future financial condition and performance, the markets in which it operates, and its future capital requirements. These forward-looking statements often can be identified by the fact that they do not relate only to historical or current facts. Generally, but not always, words such as 'may', 'could', 'should', 'will', 'expect', 'intend', 'estimate', 'anticipate', 'assume', 'believe', 'plan', 'seek', 'continue', 'target', 'goal', 'would', or their negative variations or similar expressions identify forward-looking statements, but their absence does not mean that a statement is not forward looking. Examples of forward-looking statements include among others, statements regarding the Group's near term and longer term future capital requirements and ratios, loan to deposit ratios, expected impairment charges, the level of the Group's assets, the Group's financial position, future income, business strategy, projected costs, margins, estimates of capital expenditures, and plans and objectives for future operations.

Such forward looking statements are inherently subject to risks and uncertainties, and hence actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the following: concerns on sovereign debt and financial uncertainties in the EU and in member countries and the potential effects of those uncertainties on the Group; general and sector specific economic conditions in Ireland, the United Kingdom and the other markets in which the Group operates; the ability of the Group to generate additional liquidity and capital as required; the effects of any capital assessments undertaken by regulators; property market conditions in Ireland and the United Kingdom; the potential exposure of the Group to various types of market risks, such as interest rate risk, foreign exchange rate risk, credit risk and commodity price risk; the impact of any arrangements following the exit by the Irish Government from the EU / IMF programme; the availability of customer deposits at sustainable pricing levels to fund the Group's loan portfolio and the outcome of the Group's disengagement from the Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009; deterioration in the credit quality of the Group's borrowers and counterparties, as well as increased difficulties in relation to the recoverability of loans and other amounts due from such borrowers and counterparties and increases, in the Group's impaired loans and impairment provisions; implications of the Personal Insolvency Act 2012 and / or the measures introduced by the Central Bank of Ireland to address mortgage arrears on the Group's distressed debt recovery and impairment provisions and any further interventions by regulatory or State authorities; the performance and volatility of international capital markets; the effects of the Irish Government's stockholding in the Group (through the NPRFC) and possible changes in the level of such stockholding; the impact of further downgrades in the Group's or the Irish Government's credit ratings or outlook; the stability of the eurozone; changes in the Irish and United Kingdom banking systems; changes in applicable laws, regulations and taxes in jurisdictions in which the Group operates particularly banking regulation by the Irish and United Kingdom Governments together with implementation of the Single Supervisory Mechanism and establishment of the Single Resolution Mechanism and the conduct and outcome of asset quality reviews and stress tests; the exercise by regulators of powers of regulation and oversight in Ireland and the United Kingdom; the introduction of new government policies or the amendment of existing policies in Ireland or the United Kingdom; the outcome of any legal claims brought against the Group by third parties or legal or regulatory proceedings or any Irish banking inquiry more generally, that may have implications for the Group; the development and implementation of the Group's strategy, including the implementation of the Group's revised EU Commission restructuring plan and the Group's ability to achieve net interest margin increases and cost reductions; the responsibility of the Group for contributing to compensation schemes in respect of banks and other authorised financial services firms in Ireland, the United Kingdom and the Isle of Man that may be unable to meet their obligations to customers; the inherent risk within the Group's life assurance business involving claims, as well as market conditions generally; potential further contributions to the Group sponsored pension schemes if the value of pension fund assets is not sufficient to cover potential obligations; the exposure of the Group to NAMA losses in the event that NAMA has an underlying loss at the conclusion of its operations, which could adversely impact the Group's capital and results of operations; the impact of the implementation of significant regulatory developments such as Basel III, Capital Requirements Directive (CRD) IV, Solvency II and the Recovery and Resolution Directive; the impact on the Group of the Central Bank of Ireland's Balance Sheet Assessment / Asset Quality Review of the Group and the European Central Bank's Comprehensive Assessment of the Group; and the Group's ability to address weaknesses or failures in its internal processes and procedures including information technology issues and equipment failures and other operational risks.

Nothing in this document should be considered to be a forecast of future profitability or financial position and none of the information in this document is or is intended to be a profit forecast or profit estimate. Any forward-looking statement speaks only as at the date it is made. The Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents filed or submitted or may file or submit to the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 25 April 2014